United States securities and exchange commission logo





                            June 14, 2023

       Gaga Gvenetatdze
       Chief Executive Officer
       Kheoba Corp.
       24 Vazha-Pshavela St.
       Tbilisi, Georgia 0105

                                                        Re: Kheoba Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 31, 2023
                                                            File No. 333-263020

       Dear Gaga Gvenetatdze:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed May 31, 2023

       Report of Independent Accounting Firm, page F-1

   1. We note the report of your independent accounting firm is not signed. Please amend to include a signed
report.
       Notes to the Financial Statements
       Note 3 - Summary of Significant Accounting Policies, page F-6

   2. We note you generated revenue for the year ended October 31, 2023 and the six months ended April 30, 2023.
Please include a revenue recognition footnote that is specific to your business,
including disclosing your performance obligation(s) and timing of revenue recognition.
 Gaga Gvenetatdze
Kheoba Corp.
June 14, 2023
Page 2
3. We note you recorded website development expense. Please disclose your accounting policy as it relates to website development costs.
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameGaga Gvenetatdze                        Sincerely,
Comapany NameKheoba Corp.
                                                          Division of
Corporation Finance
June 14, 2023 Page 2                                      Office of Technology
FirstName LastName